UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Event Reported: November 10, 2011

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Mahindra Satyam Infocity

Unit — 12, Plot No. 35/36

Hi-tech City layout, Survey No. 64, Madhapur

Hyderabad — 500 081

Andhra Pradesh, India

(91) 40 3063 6363

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

On November 10, 2011, in compliance to the listing agreement with the Indian stock exchanges, the Board of Directors of Satyam Computer Services Limited (Mahindra Satyam) “(the Company”) approved the Company’s unaudited standalone and consolidated financial results as per Indian GAAP, for the quarter and half-year ended on September 30, 2011.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the approved financial results is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits:

99.1	Press Release of the Company dated November 10, 2011

99.2	Statement of unaudited standalone and consolidated financial results as per Indian GAAP, for the quarter and half-year ended September 30, 2011 and Limited Review reports by the statutory auditors of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Company Secretary

Date: November 10, 2011